Exhibit 12.64

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Pretax earnings	$696	$830	$741	$768	$704	$711
Adjustments	(8)	(11)	(7)	(7)	(2)	(4)
Fixed charges	208	267	281	286	310	328
Net earnings	$896	$1,086	$1,015	$1,047	$1,012	$1,035

Fixed Charges:
Interest expense	$194	$247	$264	$269	$287	$310
Adjustments	14	20	17	17	23	18
Fixed charges	$208	$267	$281	$286	$310	$328

Ratio of earnings to fixed charges	4.31	4.07	3.61	3.66	3.26	3.16